Filed Pursuant to Rule 424(b)(3)
File No. 333-138750
SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated May 9, 2008 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.
The Prospectus is hereby supplemented as follows:
On May 8, 2008, the Company announced its first-quarter 2008 financial results in a press release, which the Company furnished to the Securities and Exchange Commission as an exhibit to its current report on Form 8-K.
2008 First Quarter Results
Coleman reported revenues for the 2008 first quarter of $252.5 million compared to revenues of $109.4 million in the same period of last year, which represents an increase of 131 percent. The increase in net sales period over period primarily reflects: (1) our acquisitions in 2007 of Copperfield LLC, certain assets and liabilities of Woods US and the common stock of Woods Canada and (2) the impact of higher copper prices for the first quarter of 2008 compared to the same quarter last year. Volume (total pounds shipped) increased 123 percent in the first quarter of 2008 compared to the prior-year period, also primarily due to our 2007 acquisitions.
Our gross profit rate for the first quarter of 2008 was 11.4 percent compared to 15.1 percent for the same period of 2007. The reduction in gross profit rate relates primarily to the acquisition of Copperfield, which, as discussed in previous quarters, prices its products to earn a fixed dollar margin, which causes gross profit rate compression in higher copper price environments, as was the case in the first quarter of 2008. Due to the expansion of the Company’s customer base as a result of acquisitions made during 2007, Coleman now has a significant portion of its products priced in this manner. Also contributing to margin erosion in the first quarter of 2008 were pricing pressures due to contracting market conditions.
Selling, engineering, general and administrative (SEG&A) expense for the 2008 first quarter was $12.8 million compared to $8.5 million for the 2007 first quarter, with the increase resulting mainly from the Copperfield and Woods acquisitions. Total payroll-related expenses accounted for approximately $2.4 million of the total increase, with the remaining $1.9 million increase reflecting increases across a number of general and administrative expense areas. Despite the increased SEG&A expense during the quarter, Coleman’s SEG&A expense as a percentage of sales declined to 5.1 percent during the 2008 first quarter, as compared to 7.8 percent for the first quarter of 2007. The decrease in SEG&A expense as a percentage of sales reflects the impact of increased expense leverage, as the Company’s fixed costs were spread over a higher net sales base due to increased copper prices and the impact of the Copperfield and Woods acquisitions, which occurred after the first quarter of 2007.
Intangible amortization expense for the 2008 first quarter was $2.7 million due primarily to 2007 acquisitions.
Restructuring charges for the first quarter of 2008 were $0.2 million as a result of the integration of the Copperfield facilities. Restructuring charges for the first quarter of 2007 were $0.4 million, the result of the 2006 closure of Coleman’s facility in Siler City, N. C.
Interest expense, net, for the first quarter of 2008 was $7.8 million compared to $3.1 million for the same period of 2007, due primarily to additional expense related to increased borrowings as a result of our 2007 acquisitions.
Income tax expense was $2.1 million in the 2008 first quarter compared to $1.7 million for 2007 first quarter, primarily reflecting increased pre-tax income.
Net income for the first quarter of 2008 was $3.3 million, compared to $2.8 million in the first quarter of 2007. Earnings per share for the first quarter were $0.19 in the 2008 period compared to $0.17 in the 2007 period.
The Company continues to strengthen its balance sheet. Net working capital was approximately 23.4 percent of net sales for the quarter, more than 4.6 percentage points less than last year’s level, mainly due to the acquisition of Copperfield.

COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Thousands, except per share date)
(Unaudited)

	Q1 2007	Q1 2008
	As Reported
Net sales	$109,396	$252,483
Cost of goods sold	92,910	223,634

Gross profit	16,486	28,849

Selling, Engineering, General & Administrative	8,480	12,761
Intangible amortization expense	—	2,662
Restructuring charges	364	176

Operating income	7,642	13,250
Interest expense, net	3,104	7,804
Other loss, net	10	121

Income before income taxes	4,528	5,325
Income tax expense	1,734	2,067

Net income	$2,794	$3,258

Earnings per share
Basic	$0.17	$0.19
Diluted	$0.17	$0.19
Weighted average shares outstanding
Basic	16,787	16,787
Diluted	16,787	16,800
COLEMAN CABLE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(Unaudited)

	March 31, 2008	December 31, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$3,900	$8,877
Accounts receivable, net	147,126	159,133
Inventories	147,053	138,359
Other Current Assets	13,908	13,084

Total Current Assets	311,987	319,453
Property, plant and equipment (net of accumulated depreciation)	80,036	79,963
Goodwill, intangible assets and other long-term assets, net	175,645	176,236

TOTAL ASSETS	$567,668	$575,652

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current portion of long-term debt	$946	$936
Accounts payable and accrued liabilities	74,067	87,992

Total current liabilities	75,013	88,928
Long-term debt	369,665	366,905
Other long-term liabilities	23,226	23,848

Total liabilities	467,904	390,753
Shareholders’ equity	99,764	95,971

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$567,668	$575,652

Forward-Looking Statements
This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: the level of market demand for our products; competitive pressures; economic conditions in the U.S.; price fluctuations of raw materials; environmental matters; general economic conditions and changes in the demand for our products by key customers; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing and integration consolidations; changes in the cost of labor or raw materials, including PVC and fuel costs; inaccuracies in purchase agreements relating to acquisitions; failure of customers to make expected purchases, including customers of acquired companies; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.